[Letterhead of Cadwalader, Wickersham & Taft LLP]

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C. 20549-4631

Attention:


Re: Greenwich Capital Commercial Funding Corp. (the "Depositor") Registration Statement on Form S-3 Filed January 31 2006 and amended March 30, 2006 File No. 333-131400

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated February 27, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on January 31, 2006 and references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on the date of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Depositor has reasonable grounds to believe that the Depositor and each issuing entity established by it has been current and timely with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class. Within the last twelve months, no affiliate of the Depositor has offered a class of asset-backed securities of the same asset class as this offering.

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Securities and Exchange Commission
March 30, 2006

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to item 1100(f) of Regulation AB.

      All material terms to be included in the finalized material agreements will be disclosed in the final Rule 424(b) prospectus to the extent required under the Securities Act of 1933, as amended, or the finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Depositor intends to file legality and tax opinions, substantially similar in form to the legality and tax opinions filed with the Registration Statement, within 15 days after the closing of each issuance of securities under the Registration Statement, to the extent required under the Securities Act of 1933, as amended.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

      The Depositor believes that the base prospectus includes all assets, credit enhancements or other material structural features reasonably contemplated to be included in an actual takedown.

5. If available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

      A form of Pooling and Servicing Agreement is being filed as an exhibit to Am. No. 1. The primary provisions of such Pooling and Servicing Agreement that relate to compliance with the Exchange Act requirements of Regulation AB are contained in Article XI.

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Securities and Exchange Commission
March 30, 2006

6. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates is not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on pages S-91 and S-161 of the prospectus supplement and page 70 of the base prospectus.

      The disclaimers on page S-161 of the prospectus supplement are not disclaimers by an issuer, underwriter or an affiliate. Rather they are disclaimers by the trustee, master servicer and special servicer to the effect that such service providers do not take responsibility for the accuracy of information provided to such service providers by third parties. The cited language is often requested by service providers, on the basis that such service providers do not originate the mortgage loans or issue the certificates, nor are they responsible for drafting the pooling and servicing agreement or prospectus supplement (other than disclosure regarding themselves). Such disclosure does not seek to, and does not, limit the liability of issuers, underwriters or any of their affiliates.

      The only language that we have been able to locate on page 70 of the base prospectus that could constitute a disclaimer of any sort is the statement "Because the rate of principal prepayments on the mortgage loans underlying your offered certificates will depend on future events and a variety of factors, we cannot give you any assurance as to that rate." That statement, however, is not a disclaimer of responsibility for the accuracy of information provided by the issuer, underwriter or any of their affiliates. Rather, it is a statement regarding the inherent unpredictability of the prepayment rate, which is a future event that is not under the control of the issuer, underwriter or any of their affiliates. Therefore, the Depositor believes that the statement is not an improper disclaimer. However, the Depositor has revised the language of the statement to clarify its intent.

      The disclaimer on page S-91 of the prospectus supplement has been deleted.

Prospectus Supplement

General

7. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

      A table showing the priority of allocation of principal and interest payments was included on page S-20 of the Registration Statement (now on page S-21 of Am. No. 1),

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Securities and Exchange Commission
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      under the heading "--Payments--A. General." A table showing the priority of allocation of losses and expenses was included on page S-23 of the Registration Statement (now on page S-24 of Am. No. 1), under the heading "--Reductions of Certificate Principal Balances in Connection With Losses on the Underlying Mortgage Loans and Default-Related and Other Unanticipated Expenses."

Summary, page S-7

8. We note your bracketed placeholder on page S-15 that will identify any support providers and instruments. However, in an appropriate section of the summary, please provide a bracketed placeholder showing that you will briefly describe the protection or support provided by credit enhancements or other support. Refer to Item 1103(a)(3)(ix) of Regulation AB.

      The Depositor has added a placeholder for a description of the protection or support provided by credit enhancement or other support on page S-15 of Am. No. 1.

9. We note your bracketed placeholder on page S-15 regarding significant obligors. However, the section you cross-reference to, Description of Underlying Mortgage Loans -- Significant Obligors, does not currently exist. Please revise your bracketed placeholder or include a bracketed section consistent with your cross-reference to show that you will provide the disclosure required by Item 1112(a) of Regulation AB.

      The cross-reference has been corrected in Am. No. 1 to refer to the section entitled "Description of the Mortgage Pool--Significant Mortgage Loans and Significant Obligors" (page S-88 of Am. No. 1) and to Annex A-3 to the prospectus supplement. Please see such section and Annex A-3 in Am. No. 1.

Description of the Mortgage Pool, page S-73

General, page S-73

10. We note your bracketed placeholder here on page S-75 and in the summary section on page S-9 contemplating a pre-funding account and revolving period. Please revise to here and in the base prospectus to show the more specific disclosure that you will provide, as required by items 1101(c)(3) and 1111(g) of Regulation AB.

      The Depositor has revised the cited sections to show the more detailed disclosure that will be provided for a prefunding period. Please see page S-9 and page S-76 of Am. No. 1. In Am. No. 1 the Depositor has deleted references to a revolving period.

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Securities and Exchange Commission
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Additional Loan and Property Information, page 86

11. We note from your disclosure on page 34 of the base prospectus that mortgage loans included in the asset pool may be delinquent. Please confirm that you will provide the disclosure required by Items 1111(c) and 1100(b) in that eventuality, including presenting tabular information of delinquent assets in 30/31 day increments as applicable.

      In the event that the Depositor elects to deposit delinquent loans into a transaction, the Depositor will include the disclosure required by Item 1111(c) and Item 1100(b), including presenting tabular information of delinquent assets in 30/31 day increments as applicable.

Base Prospectus

Additional Information Incorporated by Reference, page 1

12. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

      We have revised the address under "Available Information; Incorporation By Reference" on page iii of the base prospectus in Am. No. 1 to fully reflect the new address.

Description of the Trust Assets, page 32

13. We note from your disclosure on page 34 that mortgage loans underlying the offered certificates may be delinquent as of the date of issuance. Please confirm that delinquent assets, as measured by dollar volume, will be limited to less than 20% of the asset pool. Refer to General Instruction I.B.5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

      Language was included on page 41 of the base prospectus in the Registration Statement (and is now on page 41 of the base prospectus in Am. No. 1) stating that delinquent loans will constitute less than 20% of the related pool by dollar volume.

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Securities and Exchange Commission
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14.   We note some of the mortgage loans may be secured by liens on real properties located outside the United States. Please provide Item 1100(e) of Regulation AB disclosure as applicable.

      We have included a bracketed placeholder for the disclosure required by
      Item 1100(e) on page 91 of the prospectus supplement included in Am. No.
      1. The specifics of the disclosure will naturally depend on the jurisdictions in which the applicable foreign properties are located.

Mortgage-Backed Securities

15. We note that you contemplate including mortgage participations in the asset pool. These participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and Rule
      190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

      In the section of the base prospectus titled "Description of the Trust Funds--Mortgage-Backed Securities," the third full paragraph (on page 65 of the base prospectus in both the Registration Statement and Am. No. 1) states:

      We will not include a mortgage-backed security among the trust assets with respect to any series of offered certificates unless the mortgage-backed security has been registered under the Securities Act of 1933, as amended, or each of the following are true:

            o neither the issuer of the mortgage-backed security nor any of its affiliates has a direct or indirect agreement, arrangement, relationship or understanding relating to the mortgage-backed security and the related series of securities to be issued;

            o neither the issuer of the mortgage-backed security nor any of its affiliates is an affiliate of us, the sponsor, the issuing entity or underwriter of the related series of securities to be issued; and

            o we would be free to publicly resell the mortgage-backed security without registration under that Act.

      We note that the description of mortgage-backed securities includes mortgage participations, and therefore the above language applies to mortgage participations. In

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Securities and Exchange Commission
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      Am. No. 1, we have added the phrase "(including without limitation a mortgage participation)" after the first reference to mortgage-backed security in the language above, in order to clarify this.

Substitution, Acquisition and Removal of Mortgage Assets, page 54

16. It appears that you contemplate adding additional underlying assets to the asset pool at a later point in time. However, it does not appear that your structure meets the limited exceptions to the discrete pool requirement under Item 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please revise or provide an analysis to explain how the addition of assets would meet the definition of an asset-backed security.

      The Depositor has deleted certain of the provisions set forth under the cited heading. As the base prospectus is now revised, assets are permitted to be added to the mortgage pool only (i) in connection with a prefunding period that will conform to the provisions, and be subject to the limitations set forth in clause 1101 (c) (3) of the definition of asset-backed security and (ii) in the limited circumstance in which there has been a breach of representation or warranty, and in lieu of repurchasing the related mortgage loan the related seller instead substitutes a qualified mortgage loan (as to which substitution numerous qualifications and limitations are typically imposed). Language has been added on page 67 of Am. No. 1 specifying that any prefunding period will be subject to the limitations set forth in clause 1101 (c) (3) of the definition of asset-backed security.

Arrangements Providing Reinvestment, Interest Rate and Currency Related Protection, page 55

17. Please revise to specify what you mean by your reference to "other agreements or arrangements" described in the prospectus supplement. The base prospectus should specifically describe each form of derivative that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional derivatives may be added in prospectus supplements. Please expand your disclosure to include a brief explanation of the types of agreements that you have listed.

      The Depositor has deleted references to "other agreements or arrangements" under the cited heading and in other places in the base prospectus included in Am. No. 1, and has added a brief explanation of the types of agreements that are listed on page 68 of the base prospectus in Am. No. 1.

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Securities and Exchange Commission
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18.   Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

      The Depositor has added the following language on page 68 of the base prospectus in Am. No. 1:

      The Depositor will not include in any trust fund any derivative agreement that could be used to create a non-asset-backed product whose payment would be based primarily by reference to something other than the performance of the mortgage assets and other financial assets in the trust fund.

19. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits. Refer to Item 1114(a), Instruction 1, and Item 1115(a)(5) of Regulation AB.

      The Depositor confirms that it will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits.

Description of the Certificates, page 62
Payments on the Certificates, page 64

20. Please confirm that all indices that may be used to determine interest payments will be standard indices that measure interest in debt transactions and will not be indexes of commodities or securities. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

      The Depositor confirms the above, and has added language to that effect on page 84 of Am. No. 1.

21. Please revise to delete your reference to another method identified in the prospectus supplement. We view this as a catch-all. Instead, disclose in the base prospectus all indices and accrual methods that may be used to determine interest payments.

      Disclosure has been added on page 84 of the base prospectus in Am. No. 1 listing indexes that may be used, and confirming that any other index used will be specified in the related prospectus supplement and will be a standard index that measures interest in debt transactions, and not a commodities or securities index.

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Securities and Exchange Commission
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Very truly yours,

Anna H. Glick

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